Exhibit 12
COUSINS PROPERTIES INCORPORATED
STATEMENT REGARDING COMPUTATION OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS
($ in thousands)

	2008	2007	2006	2005	2004

Earnings:
Pre-tax income (loss) from continuing operations, adjusted for equity investees and minority interests (A)	$(5,740)	$1,843	$(25,372)	$(3,105)	$(2,153)

Add:
Gain on sale of investment property, net of applicable income tax provision	10,799	5,535	3,012	15,733	118,056
Distributed income of equity investees	23,751	7,716	169,481	34,948	195,938
Amortization of capitalized interest	2,022	1,478	975	1,196	1,084
Fixed charges	63,233	47,669	47,551	42,211	37,084

Subtract:
Capitalized interest	(14,894)	(23,343)	(20,554)	(17,193)	(14,028)
Preferred dividends	(14,957)	(15,250)	(15,250)	(15,250)	(8,042)

Earnings	$64,214	$25,648	$159,843	$58,540	$327,939

Fixed charges:
Interest expense	$33,151	$8,816	$11,119	$9,094	$14,623
Capitalized interest	14,894	23,343	20,554	17,193	14,028
Interest component of rental expense (30%)	231	260	628	674	391

	48,276	32,419	32,301	26,961	29,042
Preferred stock dividends	14,957	15,250	15,250	15,250	8,042

Fixed charges	$63,233	$47,669	$47,551	$42,211	$37,084

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.02	0.54	3.36	1.39	8.84

     (A) Prior years’ pre-tax income (loss) from continuing operations is adjusted for 2008 discontinued operations.